Filed Pursuant to Rule 253(g)(2)

File No. 024- 12157

Greene Concepts, Inc.

1,500,000,000 Units

Each Unit Consisting of 3 Shares of Common Stock and 2 Warrants to Purchase

One Share Each of Common Stock Exercisable at $0.01 Per Warrant

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Post-Qualification Offering Circular Amendment No. 4 Supplement

Dated September 18, 2025

A Post-Qualification Amendment No. 4 to an Offering Statement (the “Amendment”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Amendment was Qualified on June 11, 2025.

This Post-Qualification Offering Circular Amendment No. 4 Supplement covers a change in the offering price of the Remaining Units offered from $ $0.00099 per Remaining Unit to $0.000792 per Remaining Unit. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.